SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):    ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS	3

FORWARD-LOOKING STATEMENTS	3

SIGNATURES	5

2

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2013.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

3

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: February 28, 2014
	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

5

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2013 ANNUAL RESULTS ANNOUNCEMENT

HIGHLIGHTS:

Revenue	:	RMB295.04 billion.
Profit for the year	:	RMB10.41 billion.
Basic earnings per share	:	RMB0.440.

•	Service revenue: RMB238.57 billion, up by 13.5% from 2012.

•	Profit for the year: RMB10.41 billion, up by 46.7% from 2012.

•	EBITDA: RMB83.96 billion, up by 15.6% from 2012.

CHAIRMAN’S STATEMENT

First at all, on behalf of the Board of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In 2013, the Company focused on scale and profitable development and fully grasped its development window of opportunity to accelerate its expansion in market and market share. As a result, the Company continued to lead the industry in terms of revenue growth. Its business structure was further optimised, and its profitability recorded significant improvement.

Overall Results

In 2013, the Company maintained rapid revenue growth. Operating revenue reached RMB295.04 billion, an increase of 18.5% compared with the previous year, of which, service revenue was RMB238.57 billion, up by 13.5% year-on-year, and the market share in service revenue increased steadily. Mobile business and non-voice business accounted for 63.4% and 56.2% of service revenue respectively, indicating the Company’s further optimised business structure and further enhanced capability for sustainable development.

With the rapid revenue growth and the continuous improvement in business structure, the Company achieved significant improvement in profitability, and its overall financial status turned more solid. Full-year EBITDA increased by 15.6% year-on-year to RMB83.96 billion, and net profit by 46.7% to RMB10.41 billion. The Company’s cash flow status improved remarkably, with operating cash flow increasing by 11.1% year-on-year and free cash flow turning positive to RMB5.02 billion.

Based on the Company’s overall financial position in 2013 and taking into account the development needs of mobile and fixed-line broadband businesses in the future, the Board recommended a final dividend payout of RMB0.16 per share for the fiscal year ended 31 December 2013.

Business Development

Mobile business continued rapid development. In 2013, the Company proactively promoted the integrated operation of its mobile business to drive the scale development. Full-year mobile service revenue reached RMB151.13 billion, up by 19.9% year-on-year. Net additions of mobile subscribers amounted to 41.67 million, and total mobile subscribers exceeded 280 million. The Company’s mobile subscriber mix was further optimised, and its mobile ARPU increased further to RMB48.2.

During the year, the Company’s 3G business scale recorded new breakthrough. 3G service revenue reached RMB89.80 billion, up by 50.2% year-on-year, accounting for 59.4% of the Company’s mobile service revenue; 3G business has become the Company’s No.1 revenue contributor. The Company’s 3G subscribers reached 123 million at year end, up by 60.4% year-on-year, accounting for 43.6% of the Company’s mobile subscribers. 3G ARPU maintained at a relatively high level of RMB75.1.

The Company deepened its data volume operation. The data usage of the Company’s handset subscribers grew by 120.3% year-on-year to 269.8 billion MB. The data usage per 3G handset subscriber per month continued to increase, and user’s consumption mix continued to improve.

Fixed-line business maintained steady growth. In 2013, the Company’s fixed-line service revenue increased by 3.9% year-on-year to RMB86.49 billion, of which 74.2% was generated from non-voice services. The Company proactively promoted the upgrade and speed-up of its broadband network, enhanced service capability, and accelerated the development of high-speed and bundled services. As a result, the Company’s broadband business maintained rapid growth in revenue and subscribers. Full-year broadband service revenue1 increased by 10.6% year-on-year to RMB45.99 billion, accounting for 53.2% of the Company’s fixed-line service revenue. Broadband subscribers1 reached 64.647 million at year end, up by 10.4% year-on-year.

Innovative business achieved new breakthroughs. In 2013, the Company proactively promoted business innovation and transformation. The Company established group level payment platform, launched “WO” cloud-computing brand and a full range of cloud-computing products, and made new progresses in areas such as industry applications, video, music, and application stores. The Company focused its industry applications on hot areas such as auto informatisation, educational informatisation and “Smart Urban Management”, and its key industry application users reached 39.27 million.

Network Capabilities

In 2013, the Company continued to strengthen the network construction with a focus on mobile broadband, fiber optic broadband and transmission networks, so as to enhance its network competitiveness in the future. During the year, the Company expanded its 3G base stations by 76 thousand to 407 thousand, and further enhanced the broad and in-depth coverage of its 3G network. The Company opened HSPA+ service over the whole 3G network, which can offer downlink speed up to 21Mbps. The Company has also upgraded 3G base stations installed with multi carrier sectors to DC-HSPA+, which can offer downlink speed up to 42Mbps. In addition, the Company accelerated the construction of fiber optic network, and its broadband access ports reached 119.07 million, of which 71% are FTTH/B. The Company also completed full deployment of IPRAN so as to meet the load-carrying demand from LTE and other services.

Management Reform

By persisting on the customer-oriented principle, exploring innovative customer service measures and expanding customer service coverage through new Internet channels, the Company further enhanced its customer service capabilities. The Company promoted its e-commerce platform, and the share of service transactions that were conducted over e-channel reached 51.6%. The Company reformed its investment management system, so as to improve investment efficiency and effectiveness. Moreover, the Company continued to optimise its remuneration and incentive mechanism, so as to boost efficient resource allocation and quick response to customer needs. The Company promoted the integration and centralisation of its IT system, so as to enhance the Company’s operational capability and efficiency.

Social Responsibility

The Company is committed to integrating its business development with its social responsibility. The Company pushed forward energy saving & emission reduction, as well as joint construction and co-sharing of telecom infrastructure, so as to promote green development. The Company took specific measures to correct inappropriate practices in areas such as junk SMS, resulting in much improved customer satisfaction. The Company made careful preparation to ensure quality communication services for major events. In addition, the Company commits itself to public welfare, and made various contributions to the society by carrying on poverty relief efforts as well as donations to education. The Company pays great attention to employee care and further boosted employees’ satisfaction and royalty.

Outlook

Looking into the future, information and communication technology will continue to lead the global innovation trend, and 2014 is still important development window of opportunity for China Unicom. From the industry point of view, with the further implementation of a series of policies such as carrying out “Broadband China” strategy, stimulating ICT consumption and pushing forward 4G operation, and with the emerging new technologies and businesses such as big data, cloud computing and Internet of Things, the industry possesses greater growth potential. From the Company’s point of view, its foundation for future development turns more solid. The construction and operation of WCDMA network has built the Company’s leading position in the market, laying solid foundation for 4G development in the future. The rich experience gained in standardised operation, data volume operation, supply chain cooperation and e-commerce will further consolidate and expand the Company’s differentiated advantages in 4G era.

In 2014, the Company will proactively cater to market changes, grasp the opportunities, leverage on its advantages and fully implement the strategy of “Mobile Broadband Lead” to realise the following goals: revenue growth exceeding industry average, profit growth exceeding service revenue growth, further improved CAPEX structure and effectiveness and further enhanced operational capabilities, so as to create more value for its shareholders.

The Company is full of confidence about its overall development in 2014.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 27 February 2014

Note:

1.	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB39.37 billion to RMB41.57 billion in 2012.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2013, which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2013 annual report.

CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
	Note	2013	2012
ASSETS
Non-current assets
Property, plant and equipment		431,625	430,997
Lease prepayments		8,038	7,601
Goodwill		2,771	2,771
Deferred income tax assets		6,734	6,534
Financial assets at fair value through other comprehensive income	6	6,497	5,567
Other assets		21,296	14,480

		476,961	467,950

Current assets
Inventories and consumables		5,536	5,803
Accounts receivable	7	14,842	13,753
Prepayments and other current assets		9,664	9,580
Amounts due from related parties		11	18
Amounts due from domestic carriers		597	738
Short-term bank deposits		54	32
Cash and cash equivalents		21,506	18,250

		52,210	48,174

Total assets		529,171	516,124

		As at 31 December
	Note	2013	2012
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	8	2,328	2,311
Share premium	8	175,204	173,473
Reserves	9	(19,450)	(20,509)
Retained profits
– Proposed final dividend	14	3,805	2,828
– Others		57,012	51,402

Total equity		218,899	209,505

LIABILITIES
Non-current liabilities
Long-term bank loans		481	536
Convertible bonds	10	11,002	—
Corporate bonds		2,000	2,000
Deferred income tax liabilities		26	20
Deferred revenue		1,269	1,412
Other obligations		255	331

		15,033	4,299

		As at 31 December
	Note	2013	2012
Current liabilities
Short-term bank loans		94,422	69,175
Commercial papers	12	35,000	38,000
Current portion of long-term bank loans		48	850
Current portion of promissory notes		—	15,000
Convertible bonds	10	—	11,215
Current portion of corporate bonds		—	5,000
Accounts payable and accrued liabilities	11	102,212	108,486
Taxes payable		2,634	1,820
Amounts due to ultimate holding company		1,634	567
Amounts due to related parties		4,176	4,767
Amounts due to domestic carriers		1,504	1,163
Dividend payable		644	561
Current portion of deferred revenue		452	729
Current portion of other obligations		2,672	2,642
Advances from customers		49,841	42,345

		295,239	302,320

Total liabilities		310,272	306,619

Total equity and liabilities		529,171	516,124

Net current liabilities		(243,029)	(254,146)

Total assets less current liabilities		233,932	213,804

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2013	2012
Revenue	13	295,038	248,926
Interconnection charges		(20,208)	(18,681)
Depreciation and amortisation		(68,196)	(61,057)
Network, operation and support expenses		(33,704)	(32,516)
Employee benefit expenses		(31,783)	(28,778)
Costs of telecommunications products sold		(63,416)	(45,040)
Other operating expenses		(61,964)	(51,252)
Finance costs		(3,113)	(3,664)
Interest income		173	240
Other income – net		887	1,343

Profit before income tax		13,714	9,521
Income tax expenses	5	(3,306)	(2,425)

Profit for the year		10,408	7,096

Profit attributable to:
Equity shareholders of the Company		10,408	7,096

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	15	0.44	0.30

Diluted earnings per share (RMB)	15	0.43	0.30

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2013	2012
Profit for the year	10,408	7,096

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	930	(1,530)
Tax effect on changes in fair value of financial assets through other comprehensive income	(240)	384

Changes in fair value of financial assets through other comprehensive income, net of tax	690	(1,146)
Remeasurement of net defined benefit liability, net of tax	(2)	—

	688	(1,146)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(18)	(2)

Other comprehensive income for the year, net of tax	670	(1,148)

Total comprehensive income for the year	11,078	5,948

Total comprehensive income attributable to:
Equity shareholders of the Company	11,078	5,948

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

			Year ended 31 December
	Note		2013	2012
Cash flows from operating activities
Cash generated from operations	(a	)	86,610	76,429
Interest received			173	242
Interest paid			(5,082)	(4,372)
Income tax paid			(3,219)	(1,679)

Net cash inflow from operating activities			78,482	70,620

Cash flows from investing activities
Purchase of property, plant and equipment			(72,758)	(86,783)
Proceeds from disposal of property, plant and equipment and other assets			1,544	1,086
Dividends received from financial assets at fair value through other comprehensive income			176	242
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired			—	(10,314)
(Increase)/decrease in short-term bank deposits			(22)	272
Purchase of other assets			(6,050)	(3,983)

Net cash outflow from investing activities			(77,110)	(99,480)

		Year ended 31 December
	Note	2013	2012
Cash flows from financing activities
Proceeds from exercise of share options		1,102	1
Proceeds from commercial papers		49,938	67,797
Proceeds from short-term bank loans		135,713	87,111
Proceeds from ultimate holding company loans		1,344	—
Repayment of commercial papers		(53,000)	(68,000)
Repayment of short-term bank loans		(109,500)	(50,285)
Repayment of long-term bank loans		(850)	(48)
Repayment of corporate bonds		(5,000)	—
Repayment of promissory notes		(15,000)	—
Repayment of related parties loans		—	(2,170)
Repayment of capital element of finance lease		(135)	(119)
Dividends paid to equity shareholders of the Company	14	(2,686)	(2,283)

Net cash inflow from financing activities		1,926	32,004

Net increase in cash and cash equivalents		3,298	3,144
Cash and cash equivalents, beginning of year		18,250	15,106
Effect of changes in foreign exchange rate		(42)	—

Cash and cash equivalents, end of year		21,506	18,250

Analysis of the balances of cash and cash equivalents:
Cash balances		3	5
Bank balances		21,503	18,245

		21,506	18,250

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2013	2012
Profit before income tax	13,714	9,521
Adjustments for:
Depreciation and amortisation	68,196	61,057
Interest income	(173)	(240)
Finance costs	2,963	3,326
Gain on disposal of property, plant and equipment and other assets	(49)	(617)
Share-based compensation costs	50	14
Provision for doubtful debts and write down of inventories	4,219	3,150
Impairment losses for construction in progress	129	—
Dividends from financial assets at fair value through other comprehensive income	(176)	(415)
Changes in working capital:
Increase in accounts receivable	(4,911)	(4,841)
Increase in inventories and consumables	(130)	(1,151)
(Increase)/decrease in other assets	(4,460)	354
Increase in prepayments and other current assets	(201)	(3,308)
Decrease in amounts due from related parties	7	4
Decrease in amounts due from domestic carriers	141	443
Increase in accounts payable and accrued liabilities	533	4,245
Increase/(decrease) in taxes payable	227	(532)
Increase in advances from customers	7,496	6,623
Decrease in deferred revenue	(420)	(542)
(Decrease)/increase in other obligations	(18)	33
(Decrease)/increase in amounts due to ultimate holding company	(277)	200
Decrease in amounts due to related parties	(591)	(714)
Increase/(decrease) in amounts due to domestic carriers	341	(181)

Cash generated from operations	86,610	76,429

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

The figures in respect of the preliminary announcement of the Group’s results for the year ended 31 December 2013 have been compared by the Company’s auditor, KPMG, Certified Public Accountants, to the amounts set out in the Group’s audited financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditor on this announcement.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

(a)	Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications network of the 21 provinces in Southern China (“Telecommunications Network in Southern China”) to CUCL. The acquisition was completed on 26 December 2012.

In accordance with International Financial Reporting Standard (“IFRS”)/Hong Kong Financial Reporting Standard (“HKFRS”) 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” on the date of purchase.

(b)	Going Concern Assumption

As at 31 December 2013, current liabilities of the Group exceeded current assets by approximately RMB243.0 billion (2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB308.8 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB175.7 billion was unutilised as at 31 December 2013; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2013 have been prepared on a going concern basis.

(c)	Changes in accounting policies

The IASB and HKICPA issued certain new standards and amendments that are effective for accounting periods beginning on or after 1 January 2013. The adoption of below new standards and amendments did not have any significant impact on the Group’s financial statement.

•	IFRS/HKFRS 10, “Consolidated financial statements”

•	IFRS/HKFRS 12, “Disclosure of interests in other entities”

•	IFRS/HKFRS 13, “Fair value measurements”

•	IAS/HKAS 1 (amendment), “Financial statements presentation”

•	Revised IAS/HKAS 19, “Employee benefits”

Except for these, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statement for the year ended 31 December 2013 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2012.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2012: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2012: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2012: 15%).

	2013	2012
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	29	24
– Outside Hong Kong	3,730	2,604
Adjustments to prior years’ current tax outside Hong Kong	(20)	73

	3,739	2,701
Deferred taxation	(433)	(276)

Income tax expenses	3,306	2,425

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2013	2012
Equity securities issued by corporates	6,497	5,567

Analysed by place of listing:
Listed in the PRC	97	125
Listed outside the PRC	6,400	5,442

	6,497	5,567

For the year ended 31 December 2013, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB930 million (2012: decrease of approximately RMB1,530 million). The increase, net of tax impact, of approximately RMB690 million (2012: decrease, net of tax impact, of approximately RMB1,146 million) has been recorded in the consolidated statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	2013	2012
Current, within one month	10,633	10,221
More than one month to three months	1,955	1,149
More than three months to one year	3,992	3,859
More than one year	2,553	2,590

	19,133	17,819
Less: Provision for doubtful debts	(4,291)	(4,066)

	14,842	13,753

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	SHARE CAPITAL

	2013	2012
	HKD millions	HKD millions
Authorised:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
Issued and fully paid:
At 1 January 2012	23,565	2,356	2,311	173,472	175,783
Issuance of shares upon exercise of options	—	—	—	1	1

At 31 December 2012	23,565	2,356	2,311	173,473	175,784
Issuance of shares upon exercise of options	217	22	17	1,731	1,748

At 31 December 2013	23,782	2,378	2,328	175,204	177,532

9.	RESERVES

	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Total
Balance at 1 January 2012	79	637	(3,307)	25,111	572	(43,108)	(20,016)
Total comprehensive income for the year	—	—	(1,146)	—	—	(2)	(1,148)
Appropriation to statutory reserves	—	—	—	641	—	—	641
Equity-settled share option schemes:
– Value of employee services	—	14	—	—	—	—	14

Balance at 31 December 2012	79	651	(4,453)	25,752	572	(43,110)	(20,509)
Total comprehensive income for the year	—	—	690	—	—	(20)	670
Appropriation to statutory reserves	—	—	—	988	—	—	988
Equity-settled share option schemes:
– Value of employee services	—	50	—	—	—	—	50
– Issuance of shares upon exercise of options	—	(360)	—	—	—	(286)	(646)
– Transfer between reserves upon lapsing of options	—	(3)	—	—	—	—	(3)

Balance at 31 December 2013	79	338	(3,763)	26,740	572	(43,416)	(19,450)

10.	CONVERTIBLE BONDS

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	2013	2012
Movement of liability component:
Beginning of year	11,215	11,118
Less: interest paid	(85)	(87)
Less: effect of exchange gain on liability component	(338)	(28)
Add: imputed finance cost	210	212

End of year	11,002	11,215

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

The liability component of the convertible bonds at 31 December 2013 amounted to approximately USD1,804 million (equivalent to RMB11,002 million) (2012: approximately USD1,784 million, equivalent to RMB11,215 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the years ended 31 December 2013 and 2012, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited (“Billion Express”).

The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on 18 October 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was 18 September 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by 18 September 2013, such right expired on that date. The convertible bonds are therefore reclassified as non-current liabilities as at 31 December 2013.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	2013	2012
Less than six months	82,279	96,044
Six months to one year	8,239	7,293
More than one year	11,694	5,149

	102,212	108,486

12.	COMMERCIAL PAPERS

On 12 July 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carried interest at 3.45% per annum. The commercial papers were fully repaid in July 2013.

On 24 October 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On 25 October 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On 10 July 2013, CUCL issued tranche one of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interest at 4.20% per annum. The super and short-term commercial papers were fully repaid in September 2013.

On 17 September 2013, CUCL issued tranche two of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.63% per annum.

On 12 October 2013, CUCL issued tranche three of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.68% per annum.

On 21 October 2013, CUCL issued tranche four of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.68% per annum.

13.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB8,689 million for the year ended 31 December 2013 (2012: approximately RMB7,339 million).

The major components of revenue are as follows:

	2013	2012
Service revenue from mobile business	151,133	126,036
Service revenue from fixed-line business	86,487	83,213
Other service revenue	947	878

Total service revenue	238,567	210,127
Sales of telecommunications products	56,471	38,799

	295,038	248,926

14.	DIVIDENDS

At the annual general meeting held on 21 May 2013, the shareholders of the Company approved the payment of a final dividend of RMB0.12 per ordinary share for the year ended 31 December 2012, totaling approximately RMB2,836 million which has been reflected as a reduction of retained profits for the year ended 31 December 2013. The dividend payable of approximately RMB644 million was due to Unicom BVI as at 31 December 2013.

At a meeting held on 27 February 2014, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended 31 December 2013 totaling approximately RMB3,805 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2013, but will be reflected as an appropriation of retained profits in the financial statements for the year ended 31 December 2014.

	2013	2012
Proposed final dividend:
RMB0.16 (2012: RMB0.12) per ordinary share by the Company	3,805	2,828

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2013, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

15.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares for the years ended 31 December 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	10,408	7,096
Imputed finance cost on the liability component of convertible bonds	210	212

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	10,618	7,308

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,658	23,565
Dilutive equivalent shares arising from share options	75	190
Dilutive equivalent shares arising from convertible bonds	923	909

Shares used in computing diluted earnings per share	24,656	24,664

Basic earnings per share (in RMB)	0.44	0.30

Diluted earnings per share (in RMB)	0.43	0.30

16.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2013	2012
Transactions with Unicom Group and its subsidiaries:
Leasing fee of Telecommunications Network in Southern China	—	2,600
Charges for value-added telecommunications services	53	13
Rental charges for property leasing	943	922
Charges for lease of telecommunications resources	328	293
Charges for engineering design and construction services	2,178	2,890
Charges for shared services	171	186
Charges for equipment procurement services	188	394
Charges for ancillary telecommunications services	1,853	1,447
Charges for comprehensive support services	613	240
Income from comprehensive support services	52	93

17.	CONTINGENT LIABILITIES

In 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2013 and 2012.

18.	EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2013. For details, please refer to Note 14.

BUSINESS REVIEW

In 2013, the Company carried on the integrated operation of its mobile business, strengthened its efforts in network speed-up and services bundling, and fully boosted its sales and marketing capabilities. As a result, the Company continued to lead the industry in terms of revenue growth, and its market share continued to increase.

Mobile Business

In 2013, the Company persisted on its 3G-led integrated innovation strategy, leveraged on the differentiated advantage of its mobile broadband service, and pushed forward the integrated mobile operation, resulting in the rapid business growth.

In 2013, the Company achieved the scale development of 3G business by leveraging on the pulling effects of terminals, distribution channels and applications, strengthening the data volume operation and accelerating the integrated 2G/3G development. To drive the rapid growth of mid-to-high-end contract subscribers, the Company launched customised and differentiated terminals that can support 21Mbps or 42Mbps downlink speed, and introduced new deposit-for-free-services contract package. In the meantime, the Company carried on the integrated 2G/3G development to further expand its 3G subscriber base. The Company leveraged on its centralised distribution channel management system to facilitate the implementation of channel related responsibility and incentive mechanism and utilised e-channel to carry out the integrated online/offline sales and marketing practices so that the sales and customer service capabilities were effectively improved. In addition, through further market segmentation, differentiated data products that combine data volume with third-party apps, as well as bulk data packages, the Company boosted both data traffic and revenue. During the year, the number of 3G subscribers increased by 46.144 million to 122.600 million, of which the number of wireless data card subscribers amounted to 6.532 million; the data usage of 3G handset users reached 208.97 billion MB, up by 122.3% year-on-year, and monthly 3G ARPU was RMB75.1; as at 31 December 2013, the registered subscribers of app store and mobile music were 110 million and 25.47 million, respectively.

Fixed-line Business

In 2013, the Company leveraged on the implementation of “Broadband China” strategy, accelerated the construction of fiber optic network and carried on the sales and marketing program centering on network speed-up. As a result, the Company’s broadband service revenue increased steadily and its fixed-line revenue mix continued to improve. The Company optimised its fixed-line sales and customer service support platform, and implemented customer service standard and commitment in broadband installation, removal and maintenance so as to ensure more convenient broadband services to its subscribers and to enhance customer service perception. In addition, to effectively drive broadband subscriber growth, the Company enhanced the sales and marketing of bundled services, and promoted IPTV/Internet TV products. During the year, the number of broadband subscribers1 increased by 6.107 million to 64.647 million; users with 4M and above bandwidth accounted for 78.8% of all broadband subscribers, up by 18.3 percentage points year-on-year; the number of broadband content and application subscribers reached 20.733 million, accounting for 32.1% of all broadband subscribers. The number of local access subscribers declined by 4.314 million to 87.643 million.

Network Capabilities

In 2013, with a focus on 3G network, the Company rapidly expanded its broad coverage and further improved its in-depth coverage in urban areas. Meanwhile, the Company accelerated the broadband network upgrade and speed-up to further enhance its network capabilities. During the year, the number of 3G base stations increased by 76 thousand to 407 thousand, and the 3G network coverage rate in townships increased to 96%. The Company upgraded its 3G network to DC-HSPA+ in those multi carrier sector areas, which can offer downlink speed up to 42Mbps, maintaining its leading position in terms of 3G network speed. During the year, the number of broadband access ports increased by 12.61 million to 119.07 million, of which 71% are FTTH/B.

The Company continued to expand its international network coverage and optimise its international network layout. As at the end of 2013, international Internet outbound bandwidth reached 960G, international submarine cable capacity reached 2,086G, international terrestrial cable capacity reached 2,561G, the number of overseas network nodes reached 83, and international roaming coverage reached 574 operators in 250 countries and regions.

Sales and Marketing

Branding: In 2013, the Company continued to expand the influence of its “WO” brand. The Company focused on its differentiated advantages in areas such as 3G related fast speed, broad coverage, diversified terminals, rich applications and wide global roaming, as well as “Smart City” and fiber optic network, and consolidated various publicity resources including high-quality media resources, self-own resources and supply chain resources, so as to deliver a “faster and better” brand concept. Meanwhile, the Company commenced 4G promotion at year-end 2013 with a theme of “faster speed, broader coverage, better user experience; choose 4G, choose WO”, so as to further enhance “WO” brand value and corporate brand value.

Sales and Marketing: In 2013, the Company continued to enhance terminal customisation, optimised contract plans, and innovated data volume operation model, so as to strengthen its product competitiveness. The Company pushed forward the experiential marketing practice and promoted the e-commerce marketing model, so as to enhance its sales and customer service capabilities. The Company also accelerated the construction of fiber optic network and carried on the sales and marketing program centering on network speed-up, so as to enhance the sales and customer service capabilities of its broadband business.

The Company adapted to the needs of mobile Internet development, and proactively explored the new cooperation model with OTTs. The Company carried out trials on designated data products together with a number of Internet companies, launched designated data products such as “WO+ Video” and “WO+ Music”, and proactively explored new charge models toward data volume, so as to facilitate the rapid development of mobile Internet business and the increase in data volume.

The Company strengthened the sales and marketing force toward corporate clients, and established diversified channels for synergy gain. By leveraging on its unified cloud-computing platform, the Company enhanced its capability to serve industry application users. The Company also introduced a new cooperative model for industry applications such as OEM, and enhanced the expansion in areas such as automotive informatisation and remote surveillance. The Company’s service revenue generated from corporate clients increased by 21.8% year-on-year.

Distribution Channels: In 2013, the Company further expanded the scale of its distribution channels, enhanced the related management and incentive system, and delivered the required supports to distribution channels, so as to improve the efficiency and productivity of distribution channels. During the year, the number of key third-party stores increased by 46.7% year-on-year, and the number of 3G subscribers acquired by core stores increased by 60.6% year-on-year. In addition, the Company broadened Internet distribution channels, and carried out various sales activities online such as new product launch, pre-order and holiday promotions to increase online sales capability. The Company also optimised its various online stores, and launched the nation’s first Wechat store that can support nationwide service transactions, customer self-service and staff-assisted customer services.

Customer Care: In 2013, the Company carried out the “Hotline Service Improvement Project”, raised customer care standards, initiated the “Smart Customer Care Project”, and started to take broadband service pre-orders through “10010” Hotline. The Company carried out the “VIP Customer Care Perception Improvement Project”, refined VIP customer care standards, improved customer care model, and strengthened the channel synergy, so as to improve customer satisfaction. In addition, the Company continued to improve its Internet-based customer care capability and to leverage on Weibo’s functions in service supervision, complaint smoothing and product promotion, so as to further improve its customer care standard.

Note:

1.	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2013, the Company continued to lead the industry in terms of rapid revenue growth and optimise its revenue structure, resulting in a stable improved profitability.

In 2013, the Group’s revenue was RMB295.04 billion, up by 18.5% compared with last year. Profit for the year was RMB10.41 billion, up by 46.7% compared with last year. Basic earnings per share was RMB0.440, up by 46.2% compared with last year.

In 2013, net cash flow from operating activities was RMB78.48 billion. Capital expenditure was RMB73.46 billion. Liabilities-to-assets ratio was 58.6% as at 31 December 2013.

II.	REVENUE

In 2013, the Group’s revenue was RMB295.04 billion, of which, service revenue accounted for RMB238.57 billion, up by 13.5% compared with last year. Revenue from sales of telecommunications products was RMB56.47 billion.

The table below sets forth the composition of service revenue by business, including as a percentage of the service revenue for the years of 2013 and 2012.

	2013		2012
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	238.57	100.0%	210.13	100.0%
Include: Mobile business	151.13	63.4%	126.04	60.0%
Include: 3G service	89.80	37.6%	59.80	28.5%
Fixed-line business	86.49	36.3%	83.21	39.6%
Include: Broadband service	45.99	19.3%	41.57	19.8%

1.	Mobile Business

In 2013, service revenue from the mobile business was RMB151.13 billion, up by 19.9% compared with last year. The growth of service revenue from the mobile business was significantly driven by the 3G business. Out of service revenue from the mobile business, 3G service revenue accounted for RMB89.80 billion, up by 50.2% compared with last year and, as a percentage of service revenue from the mobile business increased from 47.4% in 2012 to 59.4% in 2013.

2.	Fixed-line Business

In 2013, service revenue from the fixed-line business was RMB86.49 billion, up by 3.9% compared with last year, of which service revenue from fixed-line broadband business1 was RMB45.99 billion, up by 10.6% compared with last year and, as a percentage of service revenue from the fixed-line business, increased from 50.0% in 2012 to 53.2% in 2013.

III.	COSTS AND EXPENSES[2]

In 2013, the Company continued to strengthen delicacy management and enhance resources usage efficiency, total costs and expenses amounted to RMB281.32 billion, up by 17.5% compared with last year and 1.0 percentage points lower than the increase in revenue in 2013. Out of total costs and expenses, costs of telecommunications products sold accounted for RMB63.42 billion in 2013. Revenue from sales of telecommunications products accounted for RMB56.47 billion in 2013. Loss on sales of telecommunications products amounted to RMB6.95 billion, of which 3G terminal subsidy cost accounted to RMB7.80 billion in 2013.

The adjusted total costs and expenses3 amounted to RMB225.70 billion, up by 12.6% compared with last year and 0.9 percentage points lower than the increase in service revenue in 2013. The table below sets forth the major items of the adjusted costs and expenses and their respective percentage of the service revenue for the years of 2013 and 2012:

	2013		2012
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Total	225.70	94.6%	200.47	95.4%
Include: Interconnection charges	20.21	8.5%	18.68	8.9%
Depreciation and amortisation	68.20	28.6%	61.06	29.1%
Network, operation and support expenses	33.70	14.1%	32.52	15.5%
Employee benefit expenses	31.78	13.3%	28.78	13.7%
Selling and marketing expenses	42.99	18.0%	35.04	16.7%
3G terminal subsidy cost	7.80	3.3%	6.10	2.9%
General, administrative and other expenses	18.97	8.0%	16.21	7.6%
Finance costs, net of interest income	2.94	1.2%	3.42	1.6%
Other income-net	-0.89	-0.4%	-1.34	-0.6%

1.	Interconnection charges

In 2013, the interconnection usage increased as the Company’s number of subscribers and revenue grew rapidly. Meanwhile, the Company continued to strengthen interconnection delicacy management. The interconnection charges amounted to RMB20.21 billion in 2013, up by 8.2% compared with last year and, as a percentage of service revenue, decreased from 8.9% in 2012 to 8.5% in 2013.

2.	Depreciation and amortisation[4]

In 2013, the Company further improved the network safeguard capability and continued to strengthen the breadth and depth of coverage. Depreciation and amortisation charges in 2013 were RMB68.20 billion, up by 11.7% compared with last year and, as a percentage of service revenue, decreased from 29.1% in 2012 to 28.6% in 2013.

3.	Network, operation and support expenses

Due to the expansion in network coverage and its relevant assets, as well as increases in rental expenses, the Company continued to strengthen basic management, and further promoted energy conservation and emission reduction measures. The Company incurred network, operation and support expenses of RMB33.70 billion in 2013, up by 3.7% compared with last year. Network, operation and support expenses, as a percentage of service revenue, decreased from 15.5% in 2012 to 14.1% in 2013.

4.	Employee benefit expenses

In 2013, the Company committed to employment control and optimised human resources allocation mechanism. Moreover, the Company further optimised remuneration allocation system. The Company’s employee benefit expenses amounted to RMB31.78 billion in 2013, up by 10.4% compared with last year and, as a percentage of service revenue, decreased from 13.7% in 2012 to 13.3% in 2013.

5.	Selling and marketing expenses

In 2013, the Company responded proactively to the competitions in market, implemented integrated development of businesses and fully utilised the role of channels and applications in driving business development and strengthening customer relationship. In 2013, selling and marketing expenses were RMB42.99 billion, up by 22.7% compared with last year and, as a percentage of service revenue, changed from 16.7% in 2012 to 18.0% in 2013.

6.	3G terminal subsidy cost

In 2013, the Company continued to optimise 3G contract policies and moderately increase in costs injection. The Company’s 3G terminal subsidy cost amounted to RMB7.80 billion in 2013, up by 27.8% compared with last year and, as a percentage of 3G service revenue, decreased from 10.2% in 2012 to 8.7% in 2013.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB18.97 billion in 2013, up by 17.0% compared with last year and, as a percentage of service revenue, changed from 7.6% in 2012 to 8.0% in 2013.

8.	Finance costs, net of interest income

In 2013, finance costs, net of interest income, was RMB2.94 billion, down by RMB0.48 billion compared with last year.

9.	Other income-net

In 2013, other income-net was RMB0.89 billion, down by RMB0.45 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

In 2013, the Company focused on both scale and efficiency. The continuous improvement in profitability was primarily due to the rapid development of business volume and revenue growth. The Company’s profit before income tax was RMB13.71 billion, up by 44.0% compared with last year.

2.	Income tax

In 2013, the Company’s income tax was RMB3.31 billion and the effective tax rate was 24.1%.

3.	Profit for the year

In 2013, the Company’s profit for the year was RMB10.41 billion, up by 46.7% compared with last year. Basic earnings per share was RMB0.440, up by 46.2% compared with last year.

V.	EBITDA[5]

The Company’s EBITDA was RMB83.96 billion in 2013, up by 15.6% compared with last year. EBITDA as a percentage of service revenue was 35.2%, up by 0.6 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB73.46 billion in 2013, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network. In 2013, capital expenditure attributable to mobile network was RMB24.65 billion; capital expenditure attributable to broadband and data business was RMB17.47 billion; and capital expenditure attributable to infrastructure and transmission network was RMB23.77 billion.

In 2013, the Company’s net cash inflow from operating activities was RMB78.48 billion. Free cash flow was RMB5.02 billion after the deduction of the capital expenditure in 2013.

The table below sets forth the major items of the capital expenditure in 2013.

	2013
(RMB in billions)	Total amount	As percentage
Total	73.46	100.0%
Include: Mobile network	24.65	33.6%
Broadband and data	17.47	23.8%
Infrastructure and transmission network	23.77	32.4%
Others	7.57	10.2%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB516.12 billion as at 31 December 2012 to RMB529.17 billion as at 31 December 2013. Total liabilities changed from RMB306.62 billion as at 31 December 2012 to RMB310.27 billion as at 31 December 2013. The liabilities-to-assets ratio decreased from 59.4% as at 31 December 2012 to 58.6% as at 31 December 2013. The debt-to-capitalisation ratio decreased from 40.4% as at 31 December 2012 to 39.8% as at 31 December 2013. The net debt-to-capitalisation ratio was 33.9%.

The Company’s net current liabilities (i.e. current liabilities minus current assets) changed from RMB254.15 billion as at 31 December 2012 to RMB243.03 billion as at 31 December 2013. Taking into consideration of the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Notes:

1.	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB39.37 billion to RMB41.57 billion in 2012.

2.	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income and other income-net.

3.	Included in the financial statements as set out in the annual report, in 2013, 3G terminal subsidy cost of RMB7.80 billion was charged to loss on sales of telecommunications products (revenue from sales of telecommunications products less costs of telecommunications products sold). For analytical purposes, the adjusted total costs and expenses were derived by including 3G terminal subsidy cost, interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, finance costs, interest income and other income-net.

4.	The acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from China United Network Communications Group Company Limited was completed on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the acquisition of Unicom New Horizon was accounted as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, “Property, plant and equipment” on the date of purchase. Depreciation and amortisation charges of 2013 included depreciation and amortisation charges of RMB2.14 billion attributed by the assets of Unicom New Horizon.

5.	EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2013, the Group had approximately 222,270 employees, 190 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 61,100 temporary staff in Mainland China. For the year ended 31 December 2013, employee benefit expenses were approximately RMB31.783 billion (for the year ended 31 December 2012: RMB28.778 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2013.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2013, except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board acknowledges that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company’s memorandum and articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2013, and all of the Directors have confirmed such compliance.

CHARGE ON ASSETS

As at 31 December 2013, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2012: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2013, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

On 24 October 2013, China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company, and China United Network Communications Group Company Limited (“Unicom Group”), the ultimate parent company of the Company, entered into a comprehensive services agreement (the “2013 Comprehensive Services Agreement”) to renew the continuing connected transactions for a term of three years commencing on 1 January 2014 and expiring on 31 December 2016. Unicom Group is a connected person of the Company and the transactions contemplated under the 2013 Comprehensive Services Agreement constituted continuing connected transactions of the Company which are subject to the reporting and announcement requirements under the Listing Rules and are exempt from the independent shareholders’ approval requirements.

Please refer to the Company’s announcements dated 24 October 2013 and 29 November 2013 for details.

ESTABLISHMENT OF A FINANCE COMPANY

On 6 December 2013, CUCL and Unicom Group entered into a capital contribution agreement (the “Capital Contribution Agreement”) for the establishment of a finance company (the “JV Company”) for the purposes of providing various financial services to the Group. CUCL agreed to invest RMB2,730 million and Unicom Group agreed to invest RMB270 million in the JV Company, which represent 91% and 9% of the registered capital of the JV Company, respectively. The Capital Contribution Agreement will become effective upon approval of China Banking Regulatory Commission. Unicom Group is a connected person of the Company and the establishment of the JV Company constituted a connected transaction of the Company which is subject to the reporting and announcement requirements under the Listing Rules and is exempt from the independent shareholders’ approval requirements.

Please refer to the Company’s announcement dated 6 December 2013 for details.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 16 April 2014 (the “AGM”). Notice of the AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk and will be sent to shareholders in due course.

FINAL DIVIDEND

The Board of Directors proposed to pay a final dividend of RMB0.16 per share (the “2013 Final Dividend”), with an aggregate amount of approximately RMB3.805 billion, to the shareholders. If approved by shareholders at the AGM, the 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those members registered in the Company’s register of members as at 29 April 2014 (“Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM (and any adjournment thereof). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 11 April 2014; and

(2)	from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2013 Final Dividend. In order to qualify for the proposed 2013 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 April 2014.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2013 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2013 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2013 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 24 April 2014, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2013 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Stock Exchange at www.hkexnews.hk. The 2013 annual report will be available on the websites of the Stock Exchange and the Company and will be dispatched to all shareholders in due course.

The 2013 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2013. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2013, which will be included in the Company’s 2013 annual report.

FORWARD-LOOKING STATEMENT

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants; effects of competition on the demand and price of the Company’s telecommunications services; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal, tax and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) and in the Company’s other filings with the SEC.

By order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 27 February 2014

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny